UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 14)

Indevus Pharmaceuticals, Inc.

(Name of Subject Company (Issuer))

BTB Purchaser Inc.

and

Endo Pharmaceuticals Holdings Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Caroline B. Manogue

Executive Vice President, Chief Legal Officer and Secretary

Endo Pharmaceuticals Holdings Inc.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

(610) 558-9800

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eileen T. Nugent, Esq.

Ann Beth Stebbins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$623,808,095	$24,515.66

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $4.50 net per share in cash and up to $3.00 per share in contingent cash consideration payments and (y) 78,187,842 shares of common stock, par value $0.001 per share (“Shares”) of Indevus Pharmaceuticals, Inc. (“Indevus”) outstanding as of December 31, 2008, as represented by Indevus in the Merger Agreement (as defined herein) and (ii) the product of (x) 13,404,760 outstanding and unexercised options to acquire Shares as of September 30, 2008, as represented by Indevus in the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed by Indevus with the Securities and Exchange Commission on December 11, 2008 and (y) the difference between (A) the offer price of $4.50 net per Share and up to $3.00 per share in contingent cash consideration payments and (B) $4.71, which represents the weighted average exercise price of the outstanding and unexercised options as of September 30, 2008, as represented by Indevus in the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 filed by Indevus with the Securities and Exchange Commission on December 11, 2008.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2008, issued December 27, 2007 by multiplying the transaction value by 0.0000393.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,515.66	Filing Party: BTB Purchaser Inc. and Endo Pharmaceuticals Holdings Inc.
Form or Registration No.: Schedule TO	Date Filed: January 7, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 14 (“Amendment No. 14”) further amends the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2009, as amended on January 8, 2009, January 13, 2009, January 14, 2009, January 15, 2009, January 21, 2009, February 3, 2009, February 5, 2009, February 23, 2009, February 27, 2009, March 2, 2009, March 3, 2009, March 12, 2009 and March 16, 2009 by Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Endo”) and BTB Purchaser Inc., a Delaware Corporation (“Purchaser”) and a direct, wholly-owned subsidiary of Endo, which relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Indevus Pharmaceuticals, Inc., a Delaware corporation (“Indevus”), at a price of $4.50 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2009 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 14 is filed solely for the following purposes: to announce the results of the subsequent offering period, to announce the expiration of the subsequent offering period and to supplement Item 12 with additional exhibits.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“Based on preliminary information from the Depositary, as of 5:00 p.m., New York City time, on Wednesday, March 18, 2009, a total of 70,856,245 Shares were tendered pursuant to the Offer. The total number of Shares tendered pursuant to the Offer represents approximately 89.155% of the currently outstanding Shares.

Purchaser has accepted for payment all validly tendered and not withdrawn Shares and has made payment to the Depositary for the accepted shares.

On March 19, 2009, Endo issued a press release announcing that Purchaser has accepted for payment all Shares that were validly tendered during the subsequent offering period. Endo also announced that Purchaser had notified Indevus of its intent to exercise its option under the merger agreement to purchase 11,306,421 newly issued Shares in order to ensure ownership of at least 90% of the outstanding Shares. Endo also announced that, to complete the acquisition of 100% of the Shares, Endo intends to effect a short-form merger in which Purchaser will merge with and into Indevus, with Indevus surviving the merger and continuing as a wholly owned subsidiary of Endo. The full text of the press release is attached as Exhibit (a)(5)(Z) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated January 7, 2009

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Press Release of Endo, dated January 5, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(a)(1)(H)*	Form of summary advertisement, published January 7, 2009 in The Wall Street Journal

(a)(1)(I)*	Form of NEBIDO® Contingent Cash Consideration Agreement

(a)(1)(J)*	Form of Octreotide Contingent Cash Consideration Agreement

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Presentation at Town Hall Meeting, dated January 5, 2009 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(B)*	Section 262 of the General Corporation Law of the State of Delaware

(a)(5)(C)*	Stent Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(D)*	Octreotide Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(E)*	Transcript of voicemail sent by David P. Holveck to the employees of Endo dated January 5, 2009 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(F)*	Script for conference call with Blaine T. Davis, David P. Holveck and Dr. Glenn L. Cooper, dated January 5, 2009 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(G)*	Website Announcement, dated January 5, 2009 (incorporated by reference to Exhibit 99.9 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(H)*	Transcript of Endo Pharmaceuticals Analyst Day Presentation, dated as of January 6, 2009

(a)(5)(I)*	Revised Website Announcement, dated January 7, 2009

(a)(5)(J)*	Complaint filed by Arthur Gober, CGM IRA Beneficiary Custodian, Beneficiary of Jerome Gober in the Court of Chancery of the State of Delaware on January 9, 2009

(a)(5)(K)*	Complaint filed by Malena C. Scroeder in the Superior Court of the Commonwealth of Massachusetts on January 12, 2009

(a)(5)(L)*	Excerpted Slides from Presentation of David P. Holveck at the J.P. Morgan Healthcare Conference, dated January 14, 2009

(a)(5)(M)*	Complaint filed by Martin Wexler in the Superior Court of the Commonwealth of Massachusetts on January 13, 2009

(a)(5)(N)*	Complaint filed by H. Steven Mishket in the Court of Chancery of the State of Delaware on January 20, 2009

(a)(5)(O)*	Complaint filed by Stefen Hell in the Court of Chancery of the State of Delaware on January 30, 2009

(a)(5)(P)*	eBulletin sent to employees of Endo on February 4, 2009

(a)(5)(Q)*	Press Release issued by Endo, dated as of February 23, 2009

(a)(5)(R)*	Announcement to Endo employees by David P. Holveck, dated February 23, 2009

(a)(5)(S)*	Questions and Answers regarding Endo earnings report, dated as of February 27, 2009

(a)(5)(T)*	Press Release issued by Endo, dated as of February 27, 2009

(a)(5)(U)*	Press Release issued by Endo, dated as of March 2, 2009

(a)(5)(V)*	Transcript of conference call regarding Endo earnings report, dated as of February 27, 2009

(a)(5)(W)**	Excerpts of the Presentations at Endo’s Town Hall and Endo’s Sales Meetings, each dated as of March 3, 2009

(a)(5)(X)***	Press Release issued by Endo, dated as of March 12, 2009

(a)(5)(Y)****	Press Release issued by Endo, dated as of March 16, 2009

(a)(5)(Z)	Press Release issued by Endo, dated as of March 19, 2009

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of January 5, 2009, by and among Indevus, Endo and Purchaser

(d)(2)*	Form of Stockholder Tender Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(d)(3)*	Confidentiality Agreement, dated as of September 30, 2008, by and between Endo and Indevus

(d)(4)*	Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 7, 2009, by and among Indevus, Endo and Purchaser

(d)(5)*	Amendment No. 2 to the Agreement and Plan of Merger, dated as of February 4, 2009, by and among Indevus, Endo and Purchaser

(g)	Not applicable

(h)	Not applicable

*	- Filed previously
**	- Filed previously as Exhibit (a)(5)(W) to the Amendment to Schedule TO filed by Endo and Purchaser with the SEC on March 3, 2009
***	- Filed previously as Exhibit (a)(5)(W) to the Amendment to Schedule TO filed by Endo and Purchaser with the SEC on March 12, 2009
****	- Filed previously as Exhibit (a)(5)(X) to the Amendment to Schedule TO filed by Endo and Purchaser on March 16, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDO PHARMACEUTICALS HOLDINGS INC .

By:	/s/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

BTB PURCHASER INC.

By:	/s/ CAROLINE B. MANOGUE
Name:	Caroline B. Manogue
Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: March 19, 2009

EXHIBIT INDEX

The Exhibit Index is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated January 7, 2009

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Guaranteed Delivery

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form

(a)(1)(G)*	Press Release of Endo, dated January 5, 2009 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(a)(1)(H)*	Form of summary advertisement, published January 7, 2009 in The Wall Street Journal

(a)(1)(I)*	Form of NEBIDO® Contingent Cash Consideration Agreement

(a)(1)(J)*	Form of Octreotide Contingent Cash Consideration Agreement

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Presentation at Town Hall Meeting, dated January 5, 2009 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(B)*	Section 262 of the General Corporation Law of the State of Delaware

(a)(5)(C)*	Stent Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(D)*	Octreotide Contingent Stock Rights Agreement, dated as of April 17, 2007, by and between Indevus and American Stock Transfer & Trust Co. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Indevus with the Securities and Exchange Commission on April 17, 2007)

(a)(5)(E)*	Transcript of voicemail sent by David P. Holveck to the employees of Endo dated January 5, 2009 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(F)*	Script for conference call with Blaine T. Davis, David P. Holveck and Dr. Glenn L. Cooper, dated January 5, 2009 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(G)*	Website Announcement, dated January 5, 2009 (incorporated by reference to Exhibit 99.9 to the Schedule TO-C filed by Endo and Purchaser with the Securities and Exchange Commission on January 5, 2009)

(a)(5)(H)*	Transcript of Endo Pharmaceuticals Analyst Day Presentation, dated as of January 6, 2009

(a)(5)(I)*	Revised Website Announcement, dated January 7, 2009

(a)(5)(J)*	Complaint filed by Arthur Gober, CGM IRA Beneficiary Custodian, Beneficiary of Jerome Gober in the Court of Chancery of the State of Delaware on January 9, 2009

(a)(5)(K)*	Complaint filed by Malena C. Scroeder in the Superior Court of the Commonwealth of Massachusetts on January 12, 2009

(a)(5)(L)*	Excerpted Slides from Presentation of David P. Holveck at the J.P. Morgan Healthcare Conference, dated January 14, 2009

(a)(5)(M)*	Complaint filed by Martin Wexler in the Superior Court of the Commonwealth of Massachusetts on January 13, 2009

(a)(5)(N)*	Complaint filed by H. Steven Mishket in the Court of Chancery of the State of Delaware on January 20, 2009

(a)(5)(O)*	Complaint filed by Stefen Hell in the Court of Chancery of the State of Delaware on January 30, 2009

(a)(5)(P)*	eBulletin sent to employees of Endo on February 4, 2009

(a)(5)(Q)*	Press Release issued by Endo, dated as of February 23, 2009

(a)(5)(R)*	Announcement to Endo employees by David P. Holveck, dated February 23, 2009

(a)(5)(S)*	Questions and Answers regarding Endo earnings report, dated as of February 27, 2009

(a)(5)(T)*	Press Release issued by Endo, dated as of February 27, 2009

(a)(5)(U)*	Press Release issued by Endo, dated as of March 2, 2009

(a)(5)(V)*	Transcript of conference call regarding Endo earnings report, dated as of February 27, 2009

(a)(5)(W)**	Excerpts of the Presentations at Endo’s Town Hall and Endo’s Sales Meetings, each dated as of March 3, 2009

(a)(5)(X)***	Press Release issued by Endo, dated as of March 12, 2009

(a)(5)(Y)****	Press Release issued by Endo, dated as of March 16, 2009

(a)(5)(Z)	Press Release issued by Endo, dated as of March 19, 2009

(b)	Not applicable

(d)(1)*	Agreement and Plan of Merger, dated as of January 5, 2009, by and among Indevus, Endo and Purchaser

(d)(2)*	Form of Stockholder Tender Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Endo with the Securities and Exchange Commission on January 5, 2009)

(d)(3)*	Confidentiality Agreement, dated as of September 30, 2008, by and between Endo and Indevus

(d)(4)*	Amendment No. 1 to the Agreement and Plan of Merger, dated as of January 7, 2009, by and among Indevus, Endo and Purchaser

(d)(5)*	Amendment No. 2 to the Agreement and Plan of Merger, dated as of February 4, 2009, by and among Indevus, Endo and Purchaser

(g)	Not applicable

(h)	Not applicable

*	-	Filed previously
**	-	Filed previously as Exhibit (a)(5)(W) to the Amendment to Schedule TO filed by Endo and Purchaser with the SEC on March 3, 2009
***	-	Filed previously as Exhibit (a)(5)(W) to the Amendment to Schedule TO filed by Endo and Purchaser with the SEC on March 12, 2009
****	-	Filed previously as Exhibit (a)(5)(X) to the Amendment to Schedule TO filed by Endo and Purchaser on March 16, 2009